SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE

13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 4)*

Hirsch International Corp.

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

433550 10 0

(CUSIP Number)

Paul Gallagher

c/o Hirsch International Corp.

50 Engineers Road

Hauppauge, NY 11788

(631) 436-7100

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 25, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) Paul Gallaher
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS* PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,331,233 shares of Class A Common Stock(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,331,233 shares of Class A Common Stock(1)
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,331,233 shares of Class A Common Stock(1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.7%(2)
14		TYPE OF REPORTING PERSON* IN

(1)         This amount includes (a) 697,899 shares of Class A Common Stock held by Paul Gallagher individually, and (b) vested options and options that vest within 60 days of June 25, 2009 held by Paul Gallagher, to purchase 633,334 shares of Class A Common Stock.

(2)         Based upon 9,083,065 shares of Class A Common Stock outstanding as of May 11, 2009, as reported in the Issuer’s Form 10-Q filed on May 15, 2009, plus the number of shares of Class A Common Stock issuable upon the exercise of vested options and options that vest within 60 days of June 25, 2009 beneficially owned by Paul Gallagher.

Item 1.	Security and Issuer.

This Amendment No. 4 to Schedule 13D, filed by Mr. Paul Gallagher (the “Reporting Person”), relates to the Class A common stock, par value $0.01 per share (the “Class A Common Stock”), of Hirsch International Corp. (the “Issuer”), a Delaware corporation, and amends the Schedule 13D filed by the Reporting Person with the Securities and Exchange Commission (“SEC”) on December 30, 2002, as subsequently amended by Amendment No. 1 to Schedule 13D filed with the SEC by the Reporting Person on June 12, 2003, Amendment No. 2 to Schedule 13D filed with the SEC by the Reporting Person on February 4, 2009 and Amendment No. 3 to Schedule 13D filed with the SEC by the Reporting Person on June 12, 2009 (the “Schedule 13D”).

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby supplemented with the following information:

On June 12, 2009, the Reporting Person submitted an offer letter (the “Offer Letter”) proposing a going-private merger transaction to the Issuer’s Board of Directors (the “Board of Directors”). The Board of Directors has formed a special committee of independent directors (the “Special Committee”) to consider the Offer Letter and the terms of the proposal contained therein.

A copy of the Offer Letter was filed with Amendment No. 3 to Schedule 13D as Exhibit 2 thereto and is hereby incorporated in this Item 4 by reference.

On June 24, 2009, the Reporting Person advised the Special Committee that the previous proposal expiration date of June 25, 2009 would be extended until June 30, 2009, whereupon such proposal will expire without any action on the part of either party. No conclusive agreement has been reached regarding the Reporting Person’s proposal as of the date hereof and the Reporting Person and the Special Committee are continuing to discuss all of the terms and conditions of the proposal.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	June 25, 2009

/s/ Paul Gallagher
Paul Gallagher